SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section
         14(d)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                 MCNEIL REAL ESTATE FUND X, LTD.
               (Name of Subject Company [Issuer])

                 HIGH RIVER LIMITED PARTNERSHIP
                          CARL C. ICAHN
                            (Bidders)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                           582568 87 9
              (CUSIP Number of Class of Securities)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-------------------------------------------------------------------
Transaction                       Amount of filing fee: $1,118.55
Valuation*: $4,376,952
-------------------------------------------------------------------
     * For purposes of calculating the fee only. This amount assumes the purchase of 60,791 units of limited partnership interest (the "Units") of the subject partnership for $92.00 per Unit (notwithstanding a subsequent reduction in the purchase price). The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,118.55

Form or Registration No.: Schedule 14D-1, dated August 3, 1995
Filing Party: High River Limited Partnership & Carl C. Icahn
Date Filed:  August 4, 1995

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               AMENDMENT NO. 11 TO SCHEDULE 14D-1

     This Amendment No. 11 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), and Carl C. Icahn, a citizen of the United States (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on August 4, 1995, as amended by Amendment No. 1 filed with the Commission on August 9, 1995, Amendment No. 2 filed with the Commission on August 14, 1995, Amendment No. 3 filed with the Commission on August 18, 1995, Amendment No. 4 filed with the Commission on August 21, 1995, Amendment No. 5 filed with the Commission on August 22, 1995, Amendment No. 6 filed with the Commission on August 25, 1995, Amendment No. 7 filed with the Commission on August 31, 1995, Amendment No. 8 filed with the Commission on September 7, 1995, Amendment No. 9 filed with the Commission on September 8, 1995 and Amendment No. 10 filed with the Commission on September 12, 1995. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated August 3, 1995, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest, as amended through August 7, 1995 (collectively with the Offer to Purchase, the "Offer").

Item 3. Past Contracts, Transactions or Negotiations with the Subject Company.

     Item 3(b) is hereby amended to add the following:

          (b) The information set forth in Exhibit 27 attached hereto is incorporated herein by reference.


Item 10.  Additional Information

     Item 10(a) is hereby amended to add the following:

          (a) The information set forth in Exhibit 27 attached hereto is incorporated herein by reference.

     Item 10(f) is hereby amended to add the following:

          (f) The information set forth in Exhibit 26 attached hereto is incorporated herein by reference.

Item 11.  Materials to be Filed as Exhibits.

     The following documents are filed as exhibits to this Schedule
14D-1:

     (a)

     Exhibit 26     Press release dated September 15, 1995

     (c)

     Exhibit 27 Letter Agreement dated September 15, 1995 among Carl C. Icahn, High River and McNeil Partners, L.P.

                           SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 1995


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.
                         Title:  General Partner



                         By: /s/ Robert J. Mitchell
                              Robert J. Mitchell
                         Title:  Vice President and Treasurer


                         RIVERDALE INVESTORS CORP., INC.



                         By: /s/ Robert J. Mitchell
                              Robert J. Mitchell
                         Title:  Vice President and Treasurer



                         /s/  Carl C. Icahn









             [Signature Page for Amendment No. 11 to
         McNeil Real Estate Fund X, Ltd. Schedule 14D-1]

                          EXHIBIT INDEX

                                                      Page Number
                                                      -----------
Exhibit 26     Press Release dated September 15,
               1995

Exhibit 27     Letter Agreement dated September 15,
               1995 by and among Carl C. Icahn,
               High River and McNeil Partners, L.P.